SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13D-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. 7)(1)

                         Boston Scientific Corporation
         ------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
              ---------------------------------------------------
                        (Title or Class of Securities)

                                  101137 10 7
              ---------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
              ---------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


------------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 101137 10 7                 13G                     Page 2 of 5 Pages


-------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         John E. Abele
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (A)   [ ]
         Not applicable.                                        (B)   [ ]
-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         The United States of America
-------------------------------------------------------------------------------
                             5       SOLE VOTING POWER

                                     28,339,050 (See Item 4(a))
                            ---------------------------------------------------
        NUMBER OF            6       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  858,600
         OWNED BY           ---------------------------------------------------
           EACH              7       SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                     28,339,050 (See Item 4(a))
           WITH             ---------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                     858,600
-------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,197,650
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [X]

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.3%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 101137 10 7                 13G                     Page 3 of 5 Pages


ITEM 1(A).     NAME OF ISSUER:

               Boston Scientific Corporation, a Delaware corporation

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               One Boston Scientific Place
               Natick, MA 01760

ITEM 2(A).     NAME OF PERSON FILING:

               John E. Abele (the "Reporting Person")

ITEM 2(B).     ADDRESS OF PRINICIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o Boston Scientific Corporation
               One Boston Scientific Place
               Natick, MA 01760

ITEM 2(C).     CITIZENSHIP:

               The United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.01 par value per share

ITEM 2(E).     CUSIP NUMBER:

               101137 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.





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CUSIP No. 101137 10 7                 13G                     Page 4 of 5 Pages



ITEM 4.      OWNERSHIP:

  (a) Amount beneficially owned: The Reporting Person owns beneficially a total of 29,197,650 (2) shares.
  (b)  Percent of class: 7.3%
  (c)  Number of shares as to which such person has:
       (i) Sole Power to vote or to direct the vote: 28,339,050
       (ii) Shared power to vote or to direct the vote: 858,600
       (iii) Sole power to dispose or to direct the disposition of: 28,339,050
       (iv) Shared power to dispose or to direct the disposition of: 858,600

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

ITEM 10.     CERTIFICATIONS:

             Not applicable.


-------------------------------
     (2) Includes 858,600 shares owned by a charitable trust of which the Reporting Person is a trustee and shares investment and ownership control. Also includes 48,000 shares subject to exercisable options granted to the Reporting Person and 1,300,000 shares held by a Delaware corporation of which the Reporting Person is the sole stockholder and director. Does not include
200,000 shares owned by the Reporting Person's wife. Also does not include 34,939,286 shares held by a trust for the benefit of the Reporting Person's children and grandchildren. In accordance with Rule 13d-4, the Reporting Person disclaims beneficial ownership of these 35,139,286 shares.

CUSIP No. 101137 10 7                 13G                     Page 5 of 5 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2001
--------------------------
             (Date)




                                        /s/ John E. Abele
                                        --------------------------
                                            John E. Abele